Tazga LLC
Income Statement
01/01/2019 - 12/31/2019

Revenue

Gross Sales	$	476,257
Less: Sales Returns and Allowances	$	1,174
Net Sales	$	475,083

Cost of Goods Sold

Beginning Inventory	$	-
Add: Purchases	$	284,538
Less: Ending Inventory	$	140,000
Cost of Goods Sold	$	144,538
Gross Profit (Loss)	$	330,545

Selling, General & Administrative Expenses

Rent & Utilities	$	165,120
Salaries & Wages	$	1,050
Contractor Wages	$	14,474
Logistics & Supplies	$	36,470
Marketing & Website	$	14,137
Payroll & Sales Taxes	$	33,024
Conferences & Events	$	1,042
Meals & Entertainment	$	10,349
Repairs & Maintenance	$	-
Business Licenses & Insurance	$	3,045
Total Expenses	$	278,711
Net Operating Income	$	51,834

Other Income (Expense)

Interest Income (Expense)	$	(15,000)
Gain (Loss) on Sale of Assets	$	-
Total Other Income (Expense)	$	(15,000)
Net Income (Loss)	$	36,834

Tazga LLC
Balance Sheet
As of 12/31/2019

Assets

Current Assets	Year 1
Cash	$470
Inventories	$140,000
Investments	$0
Pre-paid expenses	$0
Accounts receivable	$0
Other	$0
Total Current Assets	$140,470

Fixed Assets	Year 1
Property and equipment	$0
Leasehold improvements	$0
Equity and other investments	$0
Total Fixed Assets	$0

Total Assets	$ 140,470

Liabilities & Equity

Current Liabilities	Year 1
Cash Advances	$0
Accounts payable	$37,655
Payroll and Sales Taxes Payable	$31,191
Other	$0
Total Current Liabilities	$68,846

Long-Term Liabilities	Year 1
Long-term Debt Payable	$0
Total Long-Term Liabilities	$0

Owner's Equity	Year 1
Investment capital	$71,624
Accumulated retained earnings	$0
Total Owner's Equity	$71,624

Total Liabilities & Equity	$ 140,470

Tazga LLC
Cash Flow Statement
01/01/2019 - 12/31/2019

Cash at Beginning of Year	$	15,470

Operating Activities
Cash receipts from		
Customers	$	475,083
Other Operations	$	-
Cash paid for		
Interest	$	15,000
Inventory purchases (1)	$	284,538
Selling, general and administrative expenses	$	278,711
Net Cash Flow from Operations	**$**	**(103,166)**

Investing Activities
Cash receipts from		
Sale of investment securities	$	-
Collection of principal on loans	$	-
Sale of property and equipment	$	-
Cash paid for		
Making loans to other entities	$	-
Purchase of investment securities	$	-
Purchase of property and equipment	$	-
Net Cash Flow from Investing Activities	**$**	**-**

Financing Activities
Cash receipts from		
Borrowing		
Issuance of stock		
Capital contribution (2)	$	125,000
Cash paid for		
Dividends	$	36,834
Repayment of loans		
Repurchase of stock (treasury stock)		
Net Cash Flow from Financing Activities	**$**	**88,166**

Net Increase in Cash	**$**	**(15,000)**

Cash at End of Year	$	470

(1) The high level of inventory purchases relative to sales was due to the opening of Tazga's 10,000 sq/ft Santa Monica store

(2) The capital contribution was made by the three existing partners and was used to fund the opening of the Santa Monica store